UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Poppilu Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Illinois

Date of Organization:

May 7, 2018

Physical Address of Issuer:

1100 North Lake Shore Drive, 21B, Chicago, IL

Website of Issuer:

https://www.poppilu.com/

Current Number of Employees: 1

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$260,268	$451,526
Cash & Cash Equivalents	$97,936	$167,147
Accounts Receivable	$46,508	$19,194
Short-term Debt	$1,507,720	$42,687
Long-term Debt	$10,373	$1,280,076
Revenues/Sales	$454,579	$390,853
Cost of Goods Sold	$418,266	$479,796
Taxes Paid	$0	$0.00
Net Income	($336,639)	($367,715)

April 29, 2022
FORM C-AR

POPPILU INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Poppilu Inc., a Illinois corporation ("**Poppilu,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.poppilu.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Poppilu Inc. is a ready-to-drink beverage company, incorporated in Illinois as a corporation on May 7, 2018, and is the successor-in-interest to Poppilu LLC, an Illinois limited liability company, which was terminated on May 4, 2018.

The Company is located at 1100 North Lake Shore Drive, 21B, Chicago, IL.

The Company's website is https://www.poppilu.com/.

The Company conducts business in all 50 states and sells its products throughout the United States.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We are subject to significant competition in beverage industry.

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, distribution channel penetration, development of new products and flavors, product positioning as well as promotion and marketing strategies. Our products compete with a wide range of drinks produced by a relatively large number of manufacturers, many of which have greater financial, marketing and distribution resources and name recognition than we do.

We may not be able to develop successful new products.

In addition to growing our distribution and our sales per point of distribution on existing products, another part of our strategy may be to increase our sales through the development of new products. We cannot assure you that we will develop, market and distribute future products that will enjoy market acceptance if we decide to launch such new products which could have an adverse impact on our growth and materially adversely affect our financial condition.

Increased concern about the health effects of sweet beverages could result in changes to the beverage business.

Poppilu's current products contain no added refined sugar and are sweetened naturally from the fruit juices themselves as well as from organic monkfruit. We have also produced products containing stevia and cane sugar. Consumers, public health officials and government agencies are increasingly concerned with public health consequences associated with obesity, particularly among young people. Additionally, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of sweet beverages. Increasing public concern about these issues, the possibility of taxes on sweet beverages, additional governmental regulations concerning the marketing, labeling, packaging or sale of our beverages and any negative publicity resulting from actual or threatened legal actions against beverage companies relating to the marketing, labeling or sale of beverages may reduce demand for our products or increase the cost, which could adversely affect our profitability.

Consumers may have preconceptions about the health benefits of Vitamin C; such health benefits are not guaranteed or proven.

Health benefits of our products are not guaranteed and have not been proven. Although we do not market our products as having any potential health benefits, there may be a consumer perception that drinking our products has beneficial health effects. Consequently, negative changes in consumers' perception of the benefits of our products or negative publicity surrounding our products may result in loss of market share or potential market share and hence, loss of your investment. We are also prohibited from touting unconfirmed health benefits in our advertising and promotional activities for the products, both directly and indirectly through claims made by third-party endorsers when those endorsers have a material connection to our company.

Water scarcity and poor quality could negatively impact our production costs and capacity.

Water is a substantial ingredient in our products. It is also a limited resource, facing unprecedented challenges from overexploitation, increasing pollution, poor management, and climate change. As demand for water continues to increase, as water becomes scarcer, and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints that could adversely affect our profitability or net operating revenues in the long run.

Our products are considered premium beverages and are being sold at premium prices compared to some competitors' products; we cannot provide any assurances as to consumers' continued market acceptance of our current and future products.

We will compete directly with other beverage producers. Products offered by our direct competitors are sold in various volumes and range in prices, some less expensive and some more expensive than ours. We currently offer our 6 fl oz pouches sold in 8-count cartons. Our competitors may introduce different sizes and offer them at a price that is lower than our products. We can provide no assurances that consumers will continue to purchase our products or that they will not prefer to purchase a competitive product.

The loss of one or more of our major customers or a decline in demand from one or more of these customers could harm our business.

There can be no assurance that our major customers will continue to order our products at the same level or at all. A reduction or delay in orders from such customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

Our inability to secure, maintain and increase our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales to retail stores and their related websites. The success of our business is largely dependent on our continuing development of strong relationships with Market Street®, Stop&Shop®, Walmart®, Marianos®, Lowes®, Target®, Albertsons Market®, Pete's Fresh Market®, Jewel Osco®, Randalls®, Woodman's Markets®, Market District®, Tom Thumb®, and other retailers. The loss of our relationship with any large retail partner could have a significant impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

We also face severe competition to display our products on store shelves and obtain optimal presence on those shelves. Due to the intense competition for limited shelf space, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who purchase other non-beverage products at retail stores and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

We may be unable to anticipate changes in consumer preferences and trends, which could result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. Our failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of certain nutrients or ingredients.

We rely on third-party suppliers to provide basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate production of our products, or from whom we acquire such items, do not provide ingredients or packaging components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

Our dependence on a limited number of vendors leaves us vulnerable to having an inadequate supply of required products, price increases, late deliveries, and poor product quality.

Like other companies in our industry, we may occasionally experience shortages and are unable to produce our desired volume of products. If we are unable to maintain an adequate supply of inventory, our revenue and gross profit could suffer. Finally, we cannot provide any assurance that our products will be available in quantities sufficient to meet customer demand. Any limits to product access could materially and adversely affect our business and results of operations.

Important factors affecting our ability to compete successfully include the efficacy, taste and flavor of our products, trade and consumer promotions, rapid and effective development of new, unique cutting-edge products, attractive and different packaging, branded product advertising and pricing.

The success of our marketing endeavors may impact our business, financial condition and results of operation. Our products compete with products of larger and better financed competitors, including the products of numerous nationally and internationally known producers.

We also compete with companies that are smaller or primarily local in operation. Our products also compete with private label brands. The rapid growth in sales through e-commerce retailers, e-commerce websites, mobile commerce applications and subscription services, and closures of physical retail operations, particularly during, and potentially following, the COVID-19 pandemic, may result in a shift away from physical retail operations to digital channels and a reduction in brick & mortar purchases.

Further, the ability of consumers to compare prices on a real-time basis using digital technology puts additional pressure on us to maintain competitive prices. If we are unable to successfully adapt to the rapidly changing retail landscape, our share of sales, volume growth and overall financial results could be negatively affected. Due to competition in the beverage industry, there can be no assurance that we will not encounter difficulties in maintaining our current revenues, market share or position. If our revenues decline, our business, financial condition and results of operations could be adversely affected.

We rely on a third-party co-packer to manufacture our products.

We are subject to all of the risks inherent in relying upon a third party for the manufacture, distribution and labeling of its products, including the fact that the manufacturer may have a limited number of facilities or resources. If anything were to happen to such third parties, including our supplier's business failure, our own business could be materially adversely affected. If our relationship with our co-packer is terminated or otherwise altered, or if our co-packer does not complete production timely and of acceptable quality, or if the products are not delivered in a timely manner, our customers may cancel orders or refuse the products, which would adversely affect sales and profitability. Additionally, our co-packer is subject to risk, including labor disputes, union organizing activities, financial liquidity, inclement weather, natural disasters, pandemics, supply constraints, and general economic and political conditions that could limit their ability to timely provide us with acceptable products, which could disrupt our supply of finished goods, or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co-pack arrangement with another provider. If our relationship with our co-packer is terminated, a new co-pack arrangement may not be available on terms as favorable to us as our existing co-pack arrangements, or at all. The success of our business depends, in part, on maintaining a strong sourcing and manufacturing platform. We believe that there are a limited number of competent, high-quality co-packers in the industry, and if we were required to obtain alternative or additional co-packing agreements or arrangements in the future, you have no assurance that we would be able to do so on satisfactory terms or in a timely manner. Our inability to continue or to enter into satisfactory co-packing agreements could limit our ability to implement our business plan or meet customer demand.

Our warehousing and manufacturing facilities are subject to risks that may negatively affect our business and operations.

Our ability to make, store, and move our products is important to our success. Disruption to our manufacturer's manufacturing capabilities or to their storage capabilities, due to damage to our facilities or equipment, inability or delay in replacing parts or equipment, weather, natural disaster, fire, terrorism, pandemic, or other factors within or beyond our control, could impair our ability to manufacture or distribute our products. If we fail to mitigate the possible impact of such events, or effectively manage them if they occur, they could adversely affect our business and results of operations. Such events could also require additional resources to restore our supply chain.

Our manufacturer's facilities are subject to, or may become subject to, laws and regulations administered by the FDA, USDA, the Occupational Safety and Health Administration, and other federal, state, and local governmental agencies relating to the production, storage, distribution, quality, and safety of food products and the health and safety of our employees. Our or their failure to comply with such laws and regulations could subject us to lawsuits, administrative penalties, and civil remedies, including fines, injunctions, and recalls of our products. Changes in such laws or regulations that impose additional requirements on us could increase the cost of operating our facilities, causing our results of operations to be adversely affected.

Changes in laws and regulations relating to beverage containers and packaging could increase our costs and reduce demand for our products.

Our current products are offered in non-refillable pouches and paperboard cartons in the United States; we have also produced in plastic bottles and may do so again in these or other forms of packaging. Legal requirements have been enacted in various jurisdictions in the United States requiring that deposits or certain ecotaxes or fees be charged for the sale, marketing and use of certain non-refillable beverage containers which do not pertain to Poppilu as of the date hereof. Other proposals relating to beverage container deposits, recycling, ecotax and/or product stewardship have been introduced in various jurisdictions in the United States and overseas, and we anticipate that similar legislation or regulations may be proposed in the future at local, state and federal levels in the United States. Consumers' increased concerns and changing attitudes about solid waste streams and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in the geographical regions in which we operate or intend to operate, they could affect our costs or require changes in our distribution model, which could reduce our net operating revenues or profitability.

Alternative non-commercial beverages or processes could hurt our business.

The availability of non-commercial beverages, such as tap water, and machines capable of producing lemonade or substitutes thereto at the consumer's home or at store-fronts could hurt our business, market share, and profitability.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The Company purchases large quantities of raw materials, including ingredients such as organic apple juice, organic lemon juice concentrate, organic flavors, citric acid, ascorbic acid, organic monkfruit extract, organic peach juice concentrate, and organic blueberry juice concentrate. Based on the high level of retail interest in our pouches product, Poppilu chose to pause production of the bottled product, which contained other ingredients, and to focus short term efforts on the pouches Availability, supply and costs of ingredients and packaging can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. Changes in the Company's input costs could impact our gross margins. Our ability to pass through higher costs through price increases to our customers depends on competitive conditions and pricing methodologies employed in the various markets in which Poppilu competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operation, and could have an adverse effect on our results of operations.

Our business is subject to the risks of earthquakes, fires, floods, power outages and other catastrophic events, and to interruption by manmade problems such as terrorism. A disruption at our production facility could adversely impact our results of operations, cash flows and financial condition.

A significant natural disaster, such as an earthquake, fire or a flood or a significant power outage could have a material adverse impact on our business, financial condition or operating results. If there were a catastrophic failure at our production facility, our business would be adversely affected. The loss of a substantial amount of inventory – through fire, other natural or man-made disaster, contamination, or otherwise – could result in a significant reduction in supply of the affected product or products. Similarly, if we experienced a disruption in the supply of our products, our business could suffer. A consequence of any of these supply disruptions could be our inability to meet consumer demand for the affected products for a period of time. In addition, there can be no assurance that insurance proceeds would cover the replacement value of our products or other assets if they were to be lost. In addition, if a catastrophe such as an earthquake, fire, flood or power loss should affect one of the third parties on which we rely, our business prospects could be harmed. Moreover, acts of terrorism could cause disruptions in our business or the business of our third-party service providers, partners, customers or the economy as a whole.

We may be subject to product liability claims and product recalls, and future products recalls or safety concerns could adversely impact our results of operations.

We sell products for human consumption, which involves risks such as product contamination or spoilage, product tampering and other adulteration of food products. Additionally, our customers may be allergic to ingredients in our products. We may be subject to liability, and involved in lawsuits and legal proceedings, if the consumption of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. In addition, we may voluntarily recall products in the event of contamination or damage and/or we may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products. A significant product liability judgment or a widespread product recall may cause a material adverse effect on our financial condition.

Food safety concerns and instances of food-borne illnesses could harm our customers, result in negative publicity and cause the discontinuance of our virtual stores and, in some cases, could adversely affect the price and availability of fruits and vegetables, any of which could harm our brand reputation, result in a decline in revenue or an increase in costs.

We cannot guarantee that our internal controls and training will be fully effective in preventing faulty, spoiled or tainted products or their respective ingredients. Furthermore, our reliance on third-party suppliers and distributors increases the risk that product or ingredient-borne illness incidents could occur outside of our control. Instances of product or ingredient-borne illnesses, whether real or perceived, could harm customers and otherwise result in negative publicity about us or the products we make, which could adversely affect revenue. If there is contamination of any of our products, or their respective ingredients, our customers may be harmed, our revenue may decrease and our brand name and reputation may be impaired. If our customers become ill from consuming our products, we could be forced to temporarily discontinue our virtual stores and decrease, limit or cease our product offerings. In addition, we may have different or additional competitors for our intended customers as a result of making any such changes and may not be able to compete successfully against those competitors. Food safety concerns and instances of food-borne illnesses and injuries caused by food contamination, such as in or through our ingredients, could adversely affect the price and availability of affected ingredients and cause customers to shift their preferences, particularly if we choose to pass any higher ingredient costs along to consumers. As a result, our costs may increase and our revenue may decline. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in our menu or dining experience or a temporary closure of any of our stores, could materially and adversely impact our business, financial condition and results of operations.

Many of the risks of our business have only limited insurance coverage and many of our business risks are uninsurable. One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Our business operations are subject to potential product liability, environmental, fire, employee, manufacturing, supply-chain risks, logistics risks and other risks. Although we have insurance to cover some of these risks, the amount of this insurance is limited and includes numerous exceptions and limitations to coverage. In the event that we suffer a significant uninsured claim, our financial condition would be materially and adversely affected. If there are serious illness or injury due to our products or their respective ingredients, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

We rely on independent certification for a number of our products and our marketing of products marked "Organic". Loss of certification within our supply chain or as related to our manufacturing process or failure to comply with government regulations pertaining to the use of the term organic could harm our business.

We rely on independent certification such as "Organic" to differentiate some of our products from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified. The loss of any independent certifications could adversely affect our marketplace position, which could harm our business. In addition, the U.S. Department of Agriculture require that our certified organic products meet certain consistent, uniform standards. Compliance with such regulations could pose a significant burden on some of our suppliers, which could cause a disruption in some of our product offerings. Moreover, in the event of actual or alleged non-compliance, we might be forced to find an alternative supplier, which could adversely affect our business, results of operations and financial condition.

We may encounter difficulties in maintaining relationships with suppliers, distributors, partners, customers, or any other entity or individual selling our products on a consumer-facing platform.

Our business success is, dependent, in part, on our ability to maintain, grow, and we cannot guarantee any current relationships with our suppliers, distributors, partners, customers, or any other entity or individual selling our products on a consumer-facing platform. We define "platform" as any physical or digital intermediary through which our products are sold, including, but not limited to, retail and marketplace websites and physical retail stores. We cannot predict the financial health of our customers or other platforms through which our products are sold, and, consequently, the maintenance of our current and/or future relationships cannot be guaranteed. The loss of one or more a customer accounts could significantly negatively impact our business.

Consolidation among the retail grocery and foodservice industries may hurt profit margins.

Over the past several years, the retail grocery and foodservice industries have undergone significant consolidations. As this trend continues and such customers grow larger, they may seek lower pricing or increased promotional pricing from suppliers since they represent more volume. As a result, our profit margins as a grocery and foodservice supplier may be negatively impacted. In the event of consolidation if the surviving entity is not a customer, we may lose key business once held with the acquired retailer.

We rely upon a limited number of product offerings.

All of the products we have sold through the date of this Form C have been based on our Poppilu brand. A decline in the market demand for our lemonade or for other products we might create and market would have a significant adverse impact on us.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. As a result of COVID-19, the Company's largest retail customer, which was addressing supply chain issues, increased its forecast to purchase product so as maintain the Company's inventory in its stores. In response to the retailer's forecast, the Company produced additional inventory for delivery to the stores when requested by the customer. However, once the coronavirus panic subsided the large customer brought its forecast back down to pre-coronavirus levels. In consideration of the costs to maintain the supply of the product, management decided to sell the product at prices below its cost, included as a non-recurring supply chain expense.

The Company has indicated that it has engaged in certain transactions with a related person.

Melanie Kahn, Founder, Director and Chief Executive Officer of the Company previously loaned $10,000 to the Company and recently converted such loan into a $10,000 SAFE with a $4,000,000 valuation cap and a 20% discount. Such transaction is not the result of arm's length negotiations, and it is possible that the Company could have conducted similar transactions with a third party on more favorable terms. Please see the section entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company has received a secured loan from the U.S. Small Business Association under the COVID-19 Economic Injury Disaster Loan (EIDL) program.

On June 11, 2020, the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic Injury Disaster Loan (the "**EIDL Loan**") with a principal amount of $33,100. Interest accrues at the rate of 3.75% per annum. Monthly installment payments, including principal and interest, begin twelve months from the date of the promissory note, and the balance of principal and interest will be payable thirty years from the date of the promissory note. This may require the Company to dedicate a portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. As of December 31, 2020, the outstanding balance of the EIDL Loan was $33,100.

The EIDL Loan is secured with a continuing security interest in all of the Company's tangible and intangible personal property now owned or hereafter acquired, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software, (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code, and (l) all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto. The terms of the EIDL Loan provide that upon any event of default, the SBA may (i) declare all or any portion of the EIDL Loan to be immediately due and payable, (ii) take possession of any Collateral or (iii) sell, lease or dispose of any Collateral. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. Any breach, default or violation of the EIDL Loan, or any exercise or execution of the security interest, may adversely affect our business operations and financial condition.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 5,000,000 shares of Class A common stock, of which 1,000,596 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We do business under our trademark, "Poppilu"

We conduct business in connection with our trademark POPPILU ("***POPPILU Mark***"). We strive to protect our intellectual property and have obtained several trademark registrations for our brands, including registrations for the POPPILU Mark in the U.S. and China. We believe the POPPILU Mark is an important factor in product recognition, brand protection and goodwill maintenance. Although we own a registration for the POPPILU Mark where we currently conduct business (i.e. the U.S.), we have not registered or otherwise sought protection of the POPPILU Mark in every jurisdiction where we may in the future conduct business. Therefore, it is possible that third parties could obtain rights to our trademarks in jurisdictions where we don't own registrations and preclude us from conducting business in those jurisdictions in the future.

Trademark infringement could adversely impact our beverage business.

Our sales derive from sales of beverages branded with our trademark "POPPILU". If other parties attempt to misappropriate trademarks we use, we may be unable to protect these trademarks. The maintenance of the reputation of these brands is essential for the future success of our beverage business. Misappropriation of trademarks we use, or challenges thereto, could have a material adverse effect on our financial performance. For example, if we become involved in any dispute regarding our trademarks, regardless of whether we prevail, we could be required to engage in costly, distracting and time-consuming litigation that could harm our business. If the trademarks we use are found to infringe upon the intellectual property rights of any other person or entity, we could be liable for damages and be forced to stop using our trademarks. As result, we could lose all the goodwill that has been developed in the trademarks, and our business may suffer.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

We resolved a trademark infringement action in the United States District Court for the Northern District of Texas, Dallas Division, styled *Poppilu Inc. v. VNGR Beverage, LLC d/b/a/ Poppi,* Case No. 3:21-cv-00745-L, United States District Court for the Northern District of Texas, Dallas Division.

A claim of intellectual property infringement against us could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Melanie Kahn, our Chief Executive Officer along with our directors, Dirk Lansbergen and Jay Berglind. The Company does not have an employment agreement with Melanie Kahn and there can be no assurance that it enter into such an agreement with her or that she will continue to be employed by the Company for a particular period of time. The loss of Melanie Kahn, Dirk Lansbergen and Jay Berglind, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Our accountants have expressed concerned about our ability to continue as a going concern.

The independent review report for the period ending December 31, 2020 and December 31, 2019, accompanying this Form C contains a note that certain conditions indicate that the Company may be unable to continue as a going concern, and that the accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The beverage industry is subject to transportation disruptions.

The ability to obtain speedy, cost-effective and efficient transport services will be essential to the prolonged operations of our business. Should such transportation become unavailable for prolonged periods of time, it could have a material adverse effect on the potential target company's business, financial condition and results of operations. Due to the nature of a potential target of our products, security of the product during transportation to and from its facilities may be important. A breach of security during transport or delivery could have a material adverse effect on a potential target company's business, financial condition and results of operations. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of regulatory authorities, could also have an impact on the potential target company's ability to continue operating under any license or the prospect of renewing any licenses.

We are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints both domestically and abroad and our failure to comply with these laws, regulations and constraints could lead to the imposition of significant penalties or claims, which could harm our financial condition and operating results.

In our markets, the formulation, manufacturing, packaging, labeling, distribution, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States and at all levels of government in foreign jurisdictions. We are subject, or may become subject, to regulation by one or more federal agencies including the U.S. Food and Drug Administration (FDA), the U.S. Federal Trade Commission, the U.S. Department of Agriculture (USDA), state and local authorities and foreign governmental agencies. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may negatively impact the marketing of our products, resulting in significant loss of sales revenues. Our failure to comply with these current and new regulations could lead to the imposition of significant penalties or claims, limit the production or marketing of any non-compliant products or advertising and could negatively impact our business.

The conduct of our businesses, including the production, storage, distribution, sale, display, advertising, marketing, labeling, transportation and use of our products, as well as our health and safety practices, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which our products may be made, manufactured, distributed or sold. Many of these laws and regulations may have differing or conflicting legal standards across the various markets where our products are made, manufactured, distributed or sold. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including, but not limited to, political, economic or social events. Such changes may include changes in: food and drug laws; laws related to product labeling, advertising and marketing practices; laws regarding the import or export of our products or ingredients used in our products; laws and programs aimed at reducing, restricting or eliminating ingredients or substances in, or attributes of, our products; laws and programs aimed at discouraging the consumption or altering the package or portion size of our products; increased regulatory scrutiny of, and increased litigation involving product claims and concerns regarding the effects on health of ingredients or substances in our products; state consumer protection laws; taxation requirements, including the imposition or proposed imposition of new or increased taxes or other limitations on the sale of our products; employment laws; privacy laws; laws regulating the price we may charge for our products.

New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, including taxes or other limitations on the sale of our products, ingredients or substances contained in our products or commodities used in the production of our products, such as the possibility of taxes on beverages that use alternative sweeteners, may alter the environment in which we do business and, therefore, may increase our costs or liabilities or reduce demand for our products, which could adversely affect our business, financial condition or results of operations.

Governmental entities or agencies in jurisdictions where our products are made, manufactured, distributed or sold may also impose new labeling, product or production requirements, or other restrictions. If one jurisdiction imposes or proposes to impose new requirements or restrictions, other jurisdictions may follow and the requirements or restrictions, or proposed requirements or restrictions, may result in adverse publicity (whether or not valid). For example, if one jurisdiction imposes a specific labeling requirement or requires a specific warning on any product that contains certain ingredients or substances, other jurisdictions may react and impose restrictions on products containing the same ingredients or substances, which may result in adverse publicity or increased concerns about the health implications of consumption of such ingredients or substances in our products (whether or not valid). If consumer concerns, whether or not valid, about the health implications of consumption of ingredients or substances present in our products increase as a result of these studies, new scientific evidence, new labeling, product or production requirements or other restrictions, or for any other reason, including adverse publicity as a result of any of the foregoing, or if we are required to add warning labels to any of our products or place warnings in locations where our products are sold, demand for our products could decline, or we could be subject to lawsuits or new regulations that could affect sales of our products, any of which could adversely affect our business, financial condition or results of operations.

In addition, regulatory authorities under whose laws we operate may have enforcement powers that can subject us to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on our sales or damage our reputation. Suppliers, producers, distributors or other third parties with whom we do business could take actions, intentional or not, that violate these policies and procedures or applicable laws or regulations. Violations of these laws or regulations could subject us to criminal or civil enforcement actions, including fines, penalties, disgorgement of profits or activity restrictions, any of which could adversely affect our business, financial condition or results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company sells better-for-you fruit beverages for the mainstream consumer, starting with its line of lemonades that are *bold on flavor, not on sugar*™. Its current product is organic lemonade pouches, which provide an exciting, healthier beverage option with no added refined sugar,100% DV Vitamin C and bold flavors.

Business Plan

The Company sells its products to grocery distributors, grocery and mass merchandise retailers, and directly to consumers via its website. The Company focuses its marketing efforts on in-store promotions and paid social media. The Company has an innovation pipeline designed to continue its growth through new line extensions and entries into other beverage and possibly food categories.

The Company's Products and/or Services

Product / Service	Description	Current Market
Poppilu Bold & Tangy Lemonade Pouches	Organic lemonade pouches with no added refined sugar, 100% DV Vitamin C and bold flavors.	Wholesale to distributors, grocery retailers and mass merchandisers and direct to consumer.

Competition

Poppilu competes in the non-alcoholic beverage category. Specific to Poppilu's lemonade pouches, primary competitors include well-known brands such as Capri Sun, Honest, Kool-Aid, and other shelf stable, portable fruit-flavored brands. Poppilu has in the past and intends to introduce again bottled lemonades which competed and would again compete with a broader group of non-alcoholic beverage competitors.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our go-to-market strategy targets and includes four main categories of customers: (i) networks of national and regional distributors, such as UNFI, KeHE and MDI, which in turn sell Poppilu to such retailers as Stop & Shop, divisions of Albertsons and Kroger, and Lowes Foods, among others (ii) wholesale to grocery retailers and mass merchandisers, such as Walmart, Target, and Schnucks,(iii) direct-to-consumer via our website, and (iv) wholesale to online-only grocery retailers such as Thrive Market.

Supply Chain

We obtain our ingredients and component packaging parts through a variety of sources, many of which we are dependent on. We work with preferred vendors on certain input items to obtain the lowest possible costs for our inputs; however, we maintain multiple relationships across the supply chain to mitigate, to the extent possible, any risks associated with variations in price, availability, and/or quality of our component parts.

Intellectual Property

Application or Registration #	Mark	Goods/Services	File Date	Grant Date	Country

5469094	BOLD ON CITRUS NOT ON SUGAR	Fruit juice beverages; Fruit-based beverages; Fruit-flavored beverages	October 11, 2017	May 15, 2018	USA
5352118	POPPILU	Fruit juice beverages; Fruit-based beverages; Fruit-flavored beverages	March 11, 2017	December 5, 2017	USA; registered also in People's Republic of China (1373816)

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Melanie Kahn	Chief Executive Officer, Director	President, CEO and founder of Poppilu Inc., a better-for-you non-alcoholic beverage brand, with oversight and business-execution responsibilities.	MBA (2005) Fuqua School of Business, Duke University. Bachelor of Science in Journalism and Economics (1999), Northwestern University
Dirk Lansbergen	Director	President of International Fruit and Vegetable Juice Association from 2014-2020 where he managed and oversaw its operations to represent stakeholders in the global juice-based industry on the B2B and B2C side. From 2019 to the present, Mr. Lansbergen is the Founder and Chief Executive Officer of JuiceAlliance where he oversees the supply of the best tasting juices, purees, pulps, concentrates, infusions, comminutes, food preparations, blends, compounds, dried, and frozen derivatives of any fruit or vegetable, Organic or conventional.	Masters in Finance and Accountancy (1992) at EHSAL University, Brussels, Belgium
Jay Berglind	Director	Partner, Cohere 2020, a partnership offering investment and strategy for food brands where, from 2017 to present, Mr. Lansbergen provided investment oversight and management, including for a producer of frozen entrees with emphasis on ancient grains, and a maker of Cocomel's coconut milk caramel candy.	Bachelor of Arts - Political Science and International Relations (1983), Xavier University Masters of Public Administration (1990) Governor's State University Masters of Business Administration (2004) University of Chicago Graduate School of Business

Biographical Information

Founder and Chief Executive Officer Melanie Kahn is a veteran of the consumer packaged goods industry. After receiving her Master of Business Administration from Duke University in 2005, Kahn pursued a traditional brand management career at Kraft Foods, Sara Lee and Jim Beam prior to joining a dairy company, later renamed fairlife®. It was at fairlife where Kahn led the concept development, test marketing and subsequent national launch of the fairlife dairy brand (a name she was responsible for choosing and after which the company was renamed) under a joint venture with The Coca-Cola Company, which later acquired fairlife.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees and Contractors

Melanie Kahn, CEO/sales/marketing/operations/logistics, full time employee
Alex Corral, finance & accounting, part time contractor
Katherine Shinno, social media, part time contractor

In addition to Melanie Kahn, the Company works with several contractors. Further, founder and Chief Executive Officer Melanie Kahn is full-time dedicated personnel. Kahn, working full time for Poppilu since the founding of its predecessor-in-interest, Poppilu LLC in 2017, has drawn a total of approximately $130,000 in remuneration payments since 2017 and has foregone payment since mid-2020 to date in order to dedicate capital for the business of Poppilu.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 5,000,000 shares of Class A common stock, no par value (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	1,000,000
Par Value Per Share	No par value
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more shares of common stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	74.51%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFEs
Face Value	$1,245,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Certain SAFEs will automatically convert in a certain equity financing at the price yielding the greater number of shares of certain preferred stock derived from a $4,000,000 valuation cap and a 20% discount. If a certain liquidity event occurs prior to expiration or termination of the SAFE, the holder will receive, at its option, the greater of a cash payment equal to such holder's purchase amount or shares equal to the purchase amount divided by price derived from the $4,000,000 valuation cap. If a certain dissolution event occurs before expiration or termination, the holder will receive its purchase amount prior to any distribution to the

	stockholders.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security, and the conversion of the SAFEs into securities of the Company may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	23.20%

Type	Warrant
Face Value	$0.06
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Holder is entitled, upon surrender of the warrant, to purchase from the Company 596 shares of common stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more warrants which may dilute the Security, and the exercise of the warrant may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0.04%

Type	Crowd SAFE
Face Value	$210,408.87
Securities Outstanding	241
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $7,000,000 Discount: 15%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more warrants which may dilute the Security, and the exercise of the warrant may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	2.24%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Economic Injury Disaster Loan - SBA Loan
Creditor	U.S. Small Business Administration
Amount Outstanding	$33,100
Interest Rate and Amortization Schedule	3.75% per annum
Description of Collateral	All tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments,

	accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Other Material Terms	Monthly Installment payments, including principal and interest, begin twelve months from the date of the promissory note. The Company must use all the proceeds of the loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter, The Company is prohibited from selling, leasing, licensing or otherwise transferring (including by granting security interests, liens, or other encumbrances in) all or any part of the Collateral or Company's interest in the Collateral without the SBA's prior written approval.
Maturity Date	06/11/2050

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Melanie Kahn	Class A Common Stock	87.50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

Poppilu Inc. (the "**Company**") was incorporated on May 7, 2018 under the laws of the State of Illinois, and is headquartered in Chicago, IL, and is the successor-in-interest to Poppilu LLC, an Illinois limited liability company, which was terminated on May 4, 2018.

Liquidity and Capital Resources

On January 1, 2022, the Company closed an offering pursuant to Regulation CF and raised $210,408.87.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	$30,000	1 SAFE	General Working Capital	10/8/2018	Section 4(a)(2)
SAFE	$15,000	1 SAFE	General Working Capital	11/21/2018	Section 4(a)(2)

Common Stock	$730,000	100,000 shares of Common Stock	General Working Capital	3/20/2019	Section 4(a)(2)
SAFE	$40,000	1 SAFE	General Working Capital	4/9/2019	Section 4(a)(2)
SAFE	$137,500	1 SAFE	General Working Capital	6/22/2019	Section 4(a)(2)
SAFE	$137,500	1 SAFE	General Working Capital	6/22/2019	Section 4(a)(2)
SAFE*	$10,000	1 SAFE	n/a	6/18/2021	Section 4(a)(2)
Warrant	n/a	1 Warrant	n/a	6/24/2021	Section 4(a)(2)
Crowd SAFE	$210,408.87	241	General Working Capital	12/31/2021	Reg CF

* On June 18, 2021, the Company issued a $10,000 Simple Agreement for Future Equity (SAFE) with a valuation cap of $4,000,000 and a 20% discount rate, to Melanie Kahn, our Chief Executive Officer and Director, in consideration of Ms. Kahn's canceling her unsecured loan to the Company in the amount of $10,000.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: On June 18, 2021, the Company issued a $10,000 Simple Agreement for Future Equity (SAFE) with a valuation cap of $4,000,000 and a 20% discount rate, to Melanie Kahn, our Chief Executive Officer and Director, in consideration of Ms. Kahn's canceling her unsecured loan to the Company in the amount of $10,000, which terms are substantially similar to the Company's outstanding SAFEs. *See Capitalization, Debt and Ownership* starting on page 23.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Melanie Kahn

(Signature)

Melanie Kahn

(Name)

Chief Executive Officer

(Title)

04 / 29 / 2022

I, Melanie Kahn, the Chief Executive Officer of Poppilu Inc., certify that the financial statements of Poppilu Inc. included in this Form are true and complete in all material respects.

/s/ Melanie Kahn

(Signature)

Melanie Kahn

(Name)

Chief Executive Officer

(Title)

04 / 29 / 2022

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Melanie Kahn

(Signature)

Melanie Kahn

(Name)

Director

(Title)

04 / 29 / 2022

(Date)

/s/Jay Berglind

(Signature)

Jay Berglind

(Name)

Director

(Title)

04 / 29 / 2022

(Date)

/s/ Dirk Lansbergen

(Signature)

Dirk Lansbergen

(Name)

Director

(Title)

04 / 29 / 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



Poppilu Inc

FINANCIAL SUMMARY - December 2021

Prepared 26 January 2022

accountrepreneur

CONTENTS

	YTD		Actual vs Last Year		Current Quarter Plus Last 3			
	Actual	% of Rev	Last Year	Variance %	Dec 21	Sep 21	Jun 21	Mar 21
Revenue								
Gross revenue	639,691	140.7%	543,734	17.6%	128,466	182,868	218,857	109,500
Sales Discounts and Allowances	-185,112	40.7%	-142,753	-29.7%	-72,592	-43,776	-46,420	-22,324
Total Revenue	**454,579**		**400,981**	**13.4%**	**55,874**	**139,092**	**172,437**	**87,176**
Cost of Sales								
Cost of goods sold	418,266	92.0%	405,936	3.0%	86,172	126,287	135,434	70,373
Total Cost of Sales	**418,266**	**92.0%**	**405,936**	**3.0%**	**86,172**	**126,287**	**135,434**	**70,373**
Gross Profit	**36,313**		**-4,955**	**832.9%**	**-30,298**	**12,805**	**37,003**	**16,803**
GP%	**8.0%**		**-1.2%**	**9.2%**	**-54.2%**	**9.2%**	**21.5%**	**19.3%**
OPEX								
Outbound Freight and Fulfillment	104,979	23.1%	83,987	25.0%	20,727	31,106	35,912	17,234
Other SG&A	80,483	17.7%	116,367	-30.8%	19,301	30,023	16,616	14,543
Advertising & Marketing	51,057	11.2%	93,149	-45.2%	10,916	18,936	18,039	3,166
Selling Expenses	19,067	4.2%	64,724	-70.5%	1,611	8,401	-2,674	11,729
Total OPEX	**255,586**	**56.2%**	**358,227**	**-28.7%**	**52,555**	**88,466**	**67,893**	**46,672**
Operating Profit	**-219,273**		**-363,182**	**39.6%**	**-82,853**	**-75,661**	**-30,890**	**-29,869**
Other Revenue								
Loan Forgiveness	13,020	2.9%	0	0.0%	0	0	0	13,020
Total Other Revenue	**13,020**		**0**	**0.0%**	**0**	**0**	**0**	**13,020**
EBITDA	**-206,253**		**-363,182**	**43.2%**	**-82,853**	**-75,661**	**-30,890**	**-16,849**
EBITDA%	**-44.1%**		**-90.6%**	**46.5%**	**-148.3%**	**-54.4%**	**-17.9%**	**-16.8%**
Depreciation								
Depreciation	3,141	0.7%	8,193	-61.7%	3,141	0	0	0
Total Depreciation	**3,141**	**0.7%**	**8,193**	**-61.7%**	**3,141**	**0**	**0**	**0**
EBIT	**-209,394**		**-371,375**	**43.6%**	**-85,994**	**-75,661**	**-30,890**	**-16,849**
Other								
Interest	1,829	0.4%	-3,661	150.0%	0	341	1,178	310
Non-Recurring Expense	125,416	27.6%	0	0.0%	81,029	21,261	23,126	0
Total Other	**127,245**	**28.0%**	**-3,661**	**3,575.7%**	**81,029**	**21,602**	**24,304**	**310**
EBT	**-336,639**		**-367,714**	**8.5%**	**-167,023**	**-97,263**	**-55,194**	**-17,159**

	YTD		Actual vs Last Year		Current Quarter Plus Last 3			
	Actual	% of Rev	Last Year	Variance %	Dec 21	Sep 21	Jun 21	Mar 21
Net Profit	-336,639		-367,714	8.5%	-167,023	-97,263	-55,194	-17,159

REVENUE - This Year vs. Last Year



NET OPERATING PROFIT - This Year vs. Last Year



OPEX - This Year vs. Last Year



	Now	Actual vs Last Year to Date			Last 3 Months		
	As at Dec 21	Last Year	Variance	Variance %	Nov 21	Oct 21	Sep 21
Bank Accounts	97,936	167,146	-69,210	-41.4%	67,047	99,302	130,642
Accounts Receivable	46,508	19,194	27,314	142.3%	65,557	52,383	56,036
Inventory	66,165	240,330	-174,165	-72.5%	134,905	164,111	151,264
Other Current Assets	28	0	28	0.0%	1	2,093	4
Total Current Assets	**210,640**	**426,672**	**-216,032**	**-50.6%**	**267,512**	**317,890**	**337,947**
Fixed Assets	17,354	19,552	-2,198	-11.2%	20,495	20,495	20,495
Net Fixed Assets	**17,354**	**19,552**	**-2,198**	**-11.2%**	**20,495**	**20,495**	**20,495**
Capitalized Slotting	32,274	5,303	26,971	508.6%	33,377	34,479	35,581
Total Long Term Assets	**32,274**	**5,303**	**26,971**	**508.6%**	**33,377**	**34,479**	**35,581**
Total Assets	**260,268**	**451,527**	**-191,259**	**-42.4%**	**321,384**	**372,864**	**394,023**
Accounts Payable	45,199	29,041	16,158	55.6%	23,429	49,243	41,991
Credit Card	3,015	1,328	1,687	127.0%	2,348	3,108	8,159
Other Current Liabilities	35,690	0	35,690	0.0%	0	0	0
SAFE Notes	1,284,950	1,284,950	0	0.0%	1,284,950	1,284,950	1,284,950
SBA Loan	138,866	47,020	91,846	195.3%	139,028	139,190	139,352
Total Current Liabilities	**1,507,720**	**1,362,339**	**145,381**	**10.7%**	**1,449,755**	**1,476,491**	**1,474,452**
Long Term Liabilities	10,373	10,373	0	0.0%	10,373	10,373	10,373
Total Long Term Liabilities	**10,373**	**10,373**	**0**	**0.0%**	**10,373**	**10,373**	**10,373**
Total Liabilities	**1,518,093**	**1,372,712**	**145,381**	**10.6%**	**1,460,128**	**1,486,864**	**1,484,825**
Equity	-921,186	-553,471	-367,715	-66.4%	-921,186	-921,186	-921,186
Current Year Earnings	-336,639	-367,714	31,075	8.5%	-217,558	-192,814	-169,616
Total Equity	**-1,257,825**	**-921,185**	**-336,640**	**-36.5%**	**-1,138,744**	**-1,114,000**	**-1,090,802**
Total Liabilities & Equity	**260,268**	**451,527**	**-191,259**	**-42.4%**	**321,384**	**372,864**	**394,023**

Monitors	
CAPEX Monitor	YTD
Fixed Assets	-2,198
Total CAPEX	**-2,198**

Debt Monitor	As at Dec 21
Current Loans	138,866
Accounts Payable	45,199
Term Loans	10,373
Other	1,323,655
Total Debt	**1,518,093**

BALANCE SHEET COMPONENTS


Term Assets $49,628
Receivables $46,508
Bank $97,936
Other Current Assets $66,193
Payables $45,199
Other Current Liabilities $1,462,521

LIQUIDITY MONITOR


0 Dollars (000)
-300
-600
-900
-1,200
-1,500
JAN 20
APR 20
JUL 20
OCT 20
JAN 21
APR 21
JUL 21
OCT 21

EXPENSE COVER TREND


200 Days
160
120
80
40
0
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

CASH MOVEMENTS SUMMARY

Opening Balance - 1 December 2021   **$67,047**



Revenue	-$7,135
Cost of Sales	-$19,890
Overheads	-$88,915
Change in Accounts Receivable	$19,049
Change in Inventory	$68,740
Change in Other Current Assets	-$27
Change in Accounts Payable	$21,770
Change in Other Current Liabilities	$36,195
Operating Cash Flow	**$29,787**
Change in Other Non-Current Assets	$1,103
Free Cash Flow	**$30,890**
Net Cash Flow	**$30,890**

Closing Balance - 31 December 2021   **$97,936**

	Current Financial Year											
	Jan 21	Feb 21	Mar 21	Apr 21	May 21	Jun 21	Jul 21	Aug 21	Sep 21	Oct 21	Nov 21	Dec 21
Operating profit / (loss)	-16,594	-8,736	-4,539	2,454	-26,672	-6,672	-16,166	-22,132	-37,363	-21,800	-22,780	-41,414
Depreciation & amortisation	0	0	0	0	0	0	0	0	0	0	0	3,141
EBITDA	-16,594	-8,736	-4,539	2,454	-26,672	-6,672	-16,166	-22,132	-37,363	-21,800	-22,780	-38,273
(Increase)/decrease in stocks	2,027	-35,162	-33,154	43,327	38,728	35,785	31,594	7,213	-1,292	-12,847	29,206	68,740
(Increase)/decrease in trade debtors	-7,785	10,488	-42,757	-16,127	14,892	18,155	-7,285	-22,487	16,064	3,653	-13,174	19,049
(Increase)/decrease in other debtors	-13	144	-6,155	5,977	-11,875	11,873	18	29	-2	-2,089	2,092	-27
Increase/(decrease) in trade creditors	-2,748	-6,749	72,868	-12,193	22,978	-47,510	-25,955	11,453	806	7,252	-25,814	21,770
Increase/(decrease) in other creditors	1,518	-1,358	-12,770	-834	9,073	-5,303	108,945	-5,089	4,981	-5,213	-922	36,195
Cash generated from operations	-23,595	-41,373	-26,507	22,604	47,124	6,328	91,151	-31,013	-16,806	-31,044	-31,392	107,454
Other revenue	0	0	13,020	0	0	0	0	0	0	0	0	0
Interest paid	0	0	-310	-589	-21,299	-2,416	-11,683	-2,262	-7,657	-1,398	-1,964	-77,667
Net cash from operations	-23,595	-41,373	-13,797	22,015	25,825	3,912	79,468	-33,275	-24,463	-32,442	-33,356	29,787
Net cash from investing activities	-943	-9,320	0	0	0	0	-4,929	-17,132	1,103	1,102	1,102	1,103
Change in cash & cash equivalents	-24,538	-50,693	-13,797	22,015	25,825	3,912	74,539	-50,407	-23,360	-31,340	-32,254	30,890
Opening cash & cash equivalents	167,146	142,607	91,912	78,116	100,131	125,954	129,868	204,407	154,001	130,642	99,302	67,047
Closing cash & cash equivalents	142,607	91,912	78,116	100,131	125,954	129,868	204,407	154,001	130,642	99,302	67,047	97,936